[redacted]

13013669

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cabrera Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street, Suite 1050
(No. and Street)

Chicago	**IL**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Nurthen **312-236-8888**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Nurthen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrera Capital Markets, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[Signature]

Signature

Chief Financial Officer

Title

[Signature] Feb. 21, 2013

Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Contents

McGladrey

Independent Auditor's Report

To the Members
Cabrera Capital Markets, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Cabrera Capital Markets, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cabrera Capital Markets, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 27, 2013

Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 644,261
Cash segregated under federal and other regulations	67,277
Commissions and underwriting receivables	792,963
Receivable from clearing broker	96,849
Securities owned, at fair value	13,983,537
Certificates of deposit	277,294
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $680,459	410,080
Receivable from affiliate	13,747
Other assets	293,923
Total assets	$ 16,579,931
Liabilities and Members' Equity	
Liabilities	
Payable to clearing broker	$ 9,854,320
Accounts payable and accrued expenses	2,661,884
Total liabilities	12,516,204
Liabilities subordinated to claims of general creditors	1,500,000
Members' equity	2,563,727
Total liabilities and members' equity	$ 16,579,931

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Cabrera Capital Markets, Inc. was incorporated in the State of Illinois on April 24, 2003. In May of 2007 Cabrera Capital Markets, Inc. assigned all assets and liabilities to the limited liability company Cabrera Capital Markets, LLC, (the Company). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the National Futures Association, as an introducing broker. The Company's principal business includes the sale of securities and participation and management in underwritings.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the operating agreement.

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Commissions and underwriting receivables: These receivables represent investment banking fees earned, but not yet received and are carried at original invoice amount less an estimate made for doubtful receivable based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2012, there was no allowance for doubtful accounts.

Securities and derivative transactions: Securities and derivative transactions are recorded on trade date and recorded at fair value in accordance with GAAP. Gains or losses are recorded in trading gains, net.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from or payable to clearing broker on the statement of financial condition.

Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis.

Certificates of deposit: The certificates of deposit are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations considering credit worthiness of the issuer. These instruments have variable interest rates and maturities and collateralize the Company's letters of credit.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term if shorter.

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded at the time the transaction is completed and income is reasonably determinable. Advisory fees and financial advisory fees for underwriting transactions are recognized as earned.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, ratings service fees and other clearing fees. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Income and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from foreign currency translation are recorded in trading gains, net.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. Management has determined that there are no material uncertain income tax positions through December 31, 2012.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Recently adopted accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and were adopted by the Company. The adoption did not have a material impact on the financial statements.

Recently issued accounting pronouncement: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Note 2. Receivable from and Payable to Clearing Broker

At December 31, 2012, receivable from and payable to clearing broker is comprised of:

	Receivable	Payable
Cash	$ 58,966	$ 14,191,641
Deposits to facilitate principal trading activities	-	(4,237,321)
Guarantee deposit	-	(100,000)
Open trade equity	37,883	-
	$ 96,849	$ 9,854,320

Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities and financial instruments owned and cash on deposit with the clearing broker.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical instruments in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the instrument, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the instrument and include situations where there is little, if any, market activity for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The fair value of equity securities traded on national securities exchanges or reported on the NASDAQ national market is based on the last reported sales price on the day of valuation. Fair value of exchange-traded futures contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Municipal bonds are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These financial instruments are classified as Level 2 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The Company assesses the level of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that causes the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

The following summarizes the Company's financial instruments measured at fair value at December 31, 2012 using the fair value hierarchy:

	Level 1	Level 2	Total
Securities owned:			
Equities	$ 223,820	$ -	$ 223,820
Municipal bonds	-	13,759,717	13,759,717
Receivable from clearing broker:			
Futures contracts	37,883	-	37,883
Total assets at fair value	$ 261,703	$ 13,759,717	$ 14,021,420

As of December 31, 2012, the Company had no Level 3 financial instruments.

Substantially all of the Company's other assets and liabilities, except for furniture, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Instruments

The Company's derivative activities are limited to trading of financial futures contracts. These derivative contracts are recorded on the statement of financial condition as receivable from clearing broker measured at fair value and the related unrealized gain associated with these derivatives is recorded in trading gains, net on the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood under GAAP.

As of December 31, 2012, the amount of unrealized gains on the futures contracts (interest rate risk) amounts to $37,883. The Company has considered counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time.

Note 5. Furniture, Equipment and Leasehold Improvements

At December 31, 2012, furniture, equipment and leasehold improvements consist of:

Leasehold improvements	$ 457,138
Computer hardware	295,178
Furniture and fixtures	235,810
Computer software	102,413
	1,090,539
Accumulated depreciation and amortization	(680,459)
	$ 410,080

Note 6. Liabilities Subordinated to Claims of General Creditors

In August 2011, the Company entered into a subordinated loan agreement with the A.R. Tony and Maria J. Sanchez Family Foundation for $500,000 payable at a stated annual interest rate of 17 percent, due February 17, 2013. Subsequent to December 31, 2012, the parties signed an amendment to extend the maturity of this subordinated loan to February 17, 2014 and amend the interest rate to 9 percent.

In December 2011, the Company entered into a subordinated loan agreement with Rustic Canyon Fontis Partners, LP for $1,000,000 payable at a stated annual interest rate of 10 percent, due December 30, 2012. In December 2012, the parties signed an amendment to extend the maturity of this subordinated loan to December 31, 2013.

At December 31, 2012, borrowings under these subordinated loan agreements are as follows:

Sanchez Family Foundation at 17%, due February 17, 2013	$ 500,000
Rustic Canyon Fontis Partners, LP at 10%, due December 31, 2013	1,000,000
	$ 1,500,000

The Company entered into a temporary subordinated loan agreement with Pershing, LLC, the Company's clearing broker, in the amount of $5,100,000 on May 10, 2012, which accrued interest at 6.5 percent and matured on June 25, 2012. The Company received approval from FINRA to pay the balance of $5,100,000 on the temporary subordinated loan and repaid such amount on May 22, 2012.

Note 7. Members' Equity

Members' equity consists of three classes of members, Common Unit Holders, Series A Preferred Unit Holders, and Series B Preferred Unit Holders. As of December 31, 2012, the equity balances of the Common Unit Holders, Series A Preferred Unit Holders, and Series B Unit Holders were $0, $1,338,727, and $1,225,000, respectively.

In 2012, the Company amended its operating agreement (the "Amended Agreement") and authorized the creation of the Series B Preferred Units. The Company also entered into a Redemption and Release Agreement and Second Amended and Restated Limited Liability Company Agreement (the "Second LLC Agreement") that contemplates a repurchase of the Series A Preferred Units. Under the Amended Agreement the Company intends to raise additional capital under the Series B Units until it can execute a redemption of the Series A Units. Once the redemption occurs, the Second LLC Agreement will come into effect. In 2012, the Company raised $1,225,000 of Series B Preferred Equity. On February 19, 2013, the Company raised an additional $650,000 in Series B Preferred Equity. As of February 27, 2013, the Company has not executed the redemption of Series A Units and the Amended Agreement is still in effect.

Under the terms of the operating agreement, each Series A Preferred Unit Holder is entitled to an 8 percent cumulative annual return on the amount of such Series A Preferred Unit Holder's Adjusted Capital Contribution, as defined. Additionally, under the terms of the operating agreement, distributions to the members are: first, to the Series A Preferred Unit Holders to the extent of such unit holders' accrued but unpaid preferred return; second, to the Common Unit Holders, pro rata; third to the Series B Preferred Unit Holders to the extent of such unit holders' accrued but unpaid preferred return; fourth to the Series B Preferred Unit Holders, pro rata until their Adjusted Capital Contribution is reduced to zero; and thereafter, to all Unit Holders pro rata.

Further, Series A Preferred Unit Holders have the right, at their option, to convert in whole or in part any Series A Preferred Units into Common Units equal to 2.3360 common units for every preferred unit held. Each Series A Preferred Unit automatically will convert into Common Units upon the earlier of (i) the closing of a Qualified IPO or (ii) such time as more than 50 percent of all Series A Preferred Units issued by the Company have been voluntarily converted into Common Units.

Note 8. Related-Party Transactions

At December 31, 2012, receivable from affiliate consists of an amount due from Cabrera Capital Partners, LLC (Cabrera Capital), an entity affiliated by common ownership. The amount due represents certain operating expenses paid by the Company on behalf of Cabrera Capital.

Note 9. Benefit Plan

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

Note 10. Commitments, Contingencies and Indemnifications

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of December 31, 2012, and were subsequently settled had no material effect on the financial statements as of that date.

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

Note 11. Lease Agreements

The Company occupies its offices under leases which expire through June 30, 2018. Aggregate annual rentals, excluding escalation charges, other operating costs, and minimum sublease income of $115,867 due in the future under noncancelable subleases, are approximately as follows:

Years ending December 31:	
2013	$ 908,070
2014	814,890
2015	654,277
2016	502,888
2017	517,974
Thereafter	241,564
	$ 3,639,663

Note 11. Lease Agreements (Continued)

In connection with various leases, the Company has delivered irrevocable letters of credit to landlords totaling $243,260. These letters of credit, which expire at various dates through December 2013, are collateralized by the Company's certificates of deposit. The letters of credit automatically review for periods of one year not to exceed the expiration of the corresponding lease unless the Company makes notification that they elect not to renew the letter of credit.

Note 12. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012, at fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2012.

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfil its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company has entered into an agreement with another broker-dealer that will execute and clear securities transactions for the Company on a fully disclosed basis. The Company has deposited $100,000 with the clearing broker-dealer as collateral for the Company's performance under the agreements.

Additionally, the Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the Company to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17, which requires the Company to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Rule 15c3-1 or Regulation 1.17. At December 31, 2012, the Company's net capital of $2,408,728, which was $2,158,728 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.76 to 1.

Note 14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

McGladrey

Independent Auditor's Report on Internal Control

To the Members
Cabrera Capital Markets, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Cabrera Capital Markets, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiency in internal control or control activities for safeguarding customer securities and free credit balances under SEC Rule 15c3-3 that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of our procedures performed in the audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 27, 2013.

On February 8, 2013, management of the Company filed notice with the SEC, the Financial Industry Regulatory Authority (FINRA), and the National Futures Association (NFA) that the Company failed to timely make a required deposit to the Special Reserve Bank Account for the Exclusive Benefit of Customers for the period ending December 31, 2012. Management has informed us that additional procedures have been implemented to ensure future deposits are made within the required time.

In addition, we noted that the nomenclature on the bank account, maintained by the Company in accordance with SEC Rule 15-c3-3, omits the term "Reserve," however, it is properly included in the acknowledgement letter with the bank.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the CFTC, FINRA and the NFA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Chicago, Illinois
February 27, 2013